Exhibit 99.3

N E W S    R E L E A S E

Siyata Mobile Announces Second Quarter 2022 Financial Results

●	Q2 2022 revenue of $970k up 172% year-over-year, and adjusted EBITDA and Net Losses lower year-over-year

●	Major North American carrier and international distributor agreements signed in Q2 2022 and subsequent to quarter end are driving accelerated sales growth of new rugged SD7 push-to-talk device and accessories

●	Company to host conference call on Friday, August 19, at 8:00 a.m. ET

Vancouver, BC – August 18, 2022 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its unaudited financial results for the three months ended June 30, 2022.

“We delivered on our plans to continue building our channel infrastructure during the second quarter, achieving multiple significant wins that we believe set the stage for fast and broad customer adoption of our game changing SD7 device and accessories in the quarters ahead,” said Marc Seelenfreund, Founder and CEO of Siyata. “This foundation of increased distribution is directly leading to many potential significant opportunities that are expected to drive meaningful volume growth in an increasing number of verticals beyond our primary first responders focus, including: government, school districts, utilities, security, retail, amusement parks and hotel resorts, to name but a few. We believe our broad and innovative product portfolio, combined with our North American and international distribution relationships will allow us to achieve strong growth from Q3 2022 and beyond”

“I am also pleased to report our recent attendance at APCO International (Association of Public-Safety Communications Officials) confirms the explosive interest in our products from multiple carriers, distributors, enterprise and government customers,” continued Seelenfreund. “This was another exceptional show for us with interest in our products stronger than we have ever seen.”

Second Quarter 2022 Financial Highlights:

●	Revenues for the three months ended June 30, 2022, were $969,528 compared to $356,979 for the three months ended June 30, 2021. This increase of $612,549, up 172% over the prior year period, was mainly due to the increase in the sale of rugged devices including the SD7 rugged handset in the second quarter of 2022.

●	Gross profit for the three months ended June 30, 2022 was $108,673 (11.2% of sales) compared to a negative $466,319 for the three months ended June 30, 2021, an improvement in gross margin dollars of $574,992. Gross margin in the quarter was negatively impacted by low margin sales of legacy product in EMEA (or Europe/Middle East/Africa), which was offset by higher-margin sales of SD7 rugged handset.

●	For the three months ended June 30, 2022, adjusted EBITDA was negative ($3,356,261) versus negative ($4,607,747) in the prior year period, an improvement of $1,251,486. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment, and share-based compensation expense.

●	The Company experienced a net loss for the three months ended June 30, 2022 of ($4,304,088) as compared to a net loss of ($10,862,538) in the prior year period, an improvement of $6,558,450. This positive variance was due mainly to one-time intangible impairment charge of $4,322,799 in the year ago period.

●	As at June 30, 2022 the Company had a cash balance $4,054,420 (Dec 31, 2021, $1,619,742) and working capital of $4,208,484 (December 31, 2021, negative $668,973).

Six Months Ended June 30, 2022 Financial Highlights:

●	Revenues for the six months ended June 30, 2022, were $1,802,502 compared to $4,388,954 for the six months ended June 30, 2021. This negative variance of $2,586,452 (59%) is due mainly to the decrease in the sale of one of our product categories period over period of $1,654,000 related to the 2021 one time sale to a large customer that did not recur in 2022 and a $932,000 decrease in sales due to the transition from the legacy rugged handsets to the new suite of rugged handset products that only began selling in May 2022.

●	Gross profit for the six months ended June 30, 2022, was $363,724 (20.2% of sales) compared to $1,273,772 (29.0% of sales) in the same period in 2021, a negative variance in gross margin dollars of $910,048. The gross margin shift is due to the high margin one time sale to a large customer in 2021 and the sale of legacy products at reduced margins in 2022.

●	Adjusted EBITDA is negative ($5,985,634) versus negative ($4,899,093) in the same period in the prior year, a negative variance of $1,086,541. Adjusted EBITDA is defined as the net operating loss excluding depreciation and amortization, intangible impairment, goodwill impairment and share-based compensation expense.

●	The Company experienced a net loss for the six months ended June 30, 2022, of ($8,182,997) as compared to a net loss of ($12,977,944) in the same period in the prior year, a positive variance of $4,794,9475. This positive variance was due mainly to, a one-time decrease in intangible impairment of $4,322,799 in the year ago period.

Restatement of Financial Statements For the Three Months Ended March 31, 2022

On August 15, 2022, the management and the audit committee of the board of directors of the Company determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March  31, 2022, filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on May 17, 2022 (the “Prior Period Financial Statements”), should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s warrants (the “Warrants”) as equity rather than as a derivative liability. In addition, investors should no longer rely upon any communications relating to those condensed consolidated unaudited interim financial statements.  The Company has corrected this matter and has filed with the SEC its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 and its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022 on a Form 6-K. The accounting change was carried forward in the Company’s unaudited financial statements for the quarter ended June 30, 2022.

Outlook

Siyata has laid the foundation for greater distribution with expanded distributor relationships and expanded its product offerings in all three of its product categories into North America. The Company is seeing strong sales momentum from Q3 2022 and is hopeful that this momentum will continue, in particular, as it leverages its new key sales channels.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport and logistics, manufacturing, energy and utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the marketing campaign of the SD7 device, in Q4 2021 in North America and is expected to launch its marketing campaign for this device in Europe in the second half of 2022. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset.

We believe our MCPTT SD7 device has the potential to disrupt the land mobile radio (LMR) industry because of its unique form factor, competitive price point and purpose-built functionality. This should be highly attractive to users in multiple industries where critical communications is paramount to their operations. Based on conversations we are having with current and prospective customers, distributors and carriers, we believe the SD7 will drive meaningful revenue growth beginning this third quarter.

In-Vehicle Devices | Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for these disruptive solutions. Active engagements including many customer trials have resumed in 2022 which should translate into growth in this product line.

Cellular Boosters | The third product category we serve is the cellular signal booster market. Siyata’s cellular booster kits address weak cellular signals for failsafe phone calls and text; fast, uninterrupted streaming; and total peace of mind for the end-user. Siyata’s multiple lines of cellular boosters cater to several verticals including Enterprise, Commercial, First Responder and Consumers. Siyata’s booster suite of products are used both inside buildings as well as inside vehicles. The main market we sell into is in North America, where the boosters are sold under the Uniden® brand name.

Conference Call Details

Siyata management will also host a conference call at 8:00 a.m. ET on Friday, August 19th to review financial results and provide an update on corporate developments. Following management’s formal remarks, there will be a question-and-answer session.

Date: Friday, August 19, 2022

Time: 8:00 AM Eastern Time/ 5:00 AM Pacific Time

North America toll free dial-in number: +1 (416) 764-8658

International dial-in number: +1 (888) 886-7786

There will also be a playback of the conference call, available in MP3 format by contacting investor relations below.

Selected Financial Information

Condensed Consolidated Unaudited Interim Statements of Loss and Comprehensive Loss

For the three months ended June 30, 2022 and 2021

	6 months ended June 30		3 months ended June 30
	2022	2021	2022	2021
Revenue (Note 24)	$1,802,502	$4,388,954	$969,528	$356,979
Cost of sales (Note 17)	(1,438,778)	(3,115,182)	(860,855)	(823,298)
Gross profit	363,724	1,273,772	108,673	(466,319)

EXPENSES
Amortization and depreciation (Note 9)	459,924	668,620	335,419	347,603
Development expenses (Note 9)	263,370	158,573	140,054	158,573
Selling and marketing (Note 18)	2,208,726	2,194,180	1,163,675	1,221,221
General and administrative (Note 19)	3,510,661	2,206,011	1,851,582	1,147,533
Inventory impairment (Note 6)	303,316	1,838,658	238,980	1,838,658
Bad debts (recovered) (Note 5)	63,285	(224,557)	70,643	(224,557)
Impairment of intangibles (Note 9)	-	4,322,799	-	4,322,799
Impairment goodwill (Note 10)	-	819,454	-	819,454
Share-based payments (Note 16)	1,939,035	949,791	1,126,300	356,999
Total operating expenses	8,748,317	12,933,529	4,926,653	9,988,283

Net operating loss	(8,384,593)	(11,659,757)	(4,817,980)	(10,454,602)

OTHER EXPENSES
Finance expense (Note 20)	45,726	982,688	18,739	591,827
Foreign exchange	19,168	256,430	106,828	(183,891)
Change in fair value of convertible promissory note (Note 13)	3,250,848	-	570,391	-
Change in fair value of opening warrant liability (Note 14)	962,350	-	-	-
Change in fair value of warrant liability (Note 14)	(5,444,935)	-	(1,209,850)	-
Transaction costs	965,247	79,069	-	-

Total other expenses	(201,596)	1,318,187	(513,892)	407,936
Recovery of income taxes	-	-	-	-
Net loss for the period	$(8,182,997)	$(12,977,944)	$(4,304,088)	$(10,862,538)

Other comprehensive income
Translation adjustment	1,518	2,235	25,986	(65,180)

Comprehensive loss for the period	$(8,181,479)	$(12,975,709)	$(4,278,102)	$(10,927,718)

Weighted Average Shares	13,805,757	4,771,591	14,635,152	4,816,191

Basic and diluted loss per share	$(0.59)	$(2.72)	$(0.29)	$(2.26)

Unaudited Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended June 30, 2022 and 2021

	3 months ended June 30
	USD	USD
	2022	2021
Net operating loss	$(4,817,980)	$(10,454,602)
Addback
Amortization and depreciation	335,419	347,603
Share based compensation	1,126,300	356,999
Intangible impairment	nil	4,322,799
Impairment of goodwill	nil	819,454

Adjusted EBITDA	$(3,356,261)	$(4,607,747)

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com, our new SD7 website siyata7.com, and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447)

407-491-4499

SYTA@redchip.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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